SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

                    ADDINGTON RESOURCES, INC.
                         (Name of Issuer)


                  COMMON STOCK, $1.00 PAR VALUE
                  (Title of Class of Securities)


                            006516 108
                          (CUSIP Number)

                         Larry Addington
                     1500 North Big Run Road
                     Ashland, Kentucky 41102
                         (606) 928-3433
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                         February 23, 1995
    (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/


     Check the following box if a fee is being paid with this
statement. /   /                     CUSIP NO. - 006516 10 8


(1) Name of reporting person. . . . . . .   Larry Addington

    S.S. or I.R.S. No. of
    above person. . . . . . . . . . . . .

(2) Check the appropriate box
    if a member of a group
    (see instructions). . . . . . . . . .   (a)

                                            (b) X

(3) SEC use only. . . . . . . . . . . . .

(4) Source of funds (see instructions). .     00

(5) Check box if disclosure
    of legal proceedings is
    required pursuant to
    Items 2(d) or 2(e). . . . . . . . . .

(6) Citizenship or place
    of organization. . . . . . . . . . . .  U.S.

Number of shares beneficially
owned by each reporting person
with:1
    (7)  Sole voting power. . . . . . . .    4,113,324
    (8)  Shared voting power. . . . . . .      0
    (9)  Sole dispositive power . . . . .    4,113,324
    (10) Shared dispositive power . . . .      0

(11)     Aggregate amount beneficially
    owned by each reporting person . . . .   4,113,324<F1>

(12)     Check box if the aggregate amount
    in Row (11) excludes certain
    shares (see instructions). . . . . . .    X<F1>

(13)     Percent of class represented
    by amount in Row (11) . . . . . . . . .   25.9%<F1>

(14)     Type of reporting person  . . . . . . IN

<F1>  The number of shares beneficially owned by the reporting person individually. Does not include shares beneficially owned by Robert Addington and Bruce Addington, who, together with the reporting person, may be deemed to be members of a group. See the response to Items 3, 4, 5 and 6 of this statement. Robert Addington and
Bruce Addington beneficially own 3,098,006 shares (19.5%), and Robert Addington, Bruce Addington and the reporting person together own 7,211,330 shares (45.3%) in the aggregate.

Reference is hereby made to that certain Schedule 13D dated
January 29, 1988, as amended, (the "Schedule"), filed by Larry Addington with respect to the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer"). In accordance with Rule 13d-2(a) and (c) under the Securities Exchange Act of 1934, the Schedule is hereby amended and restated as follows:


    Item 1.   Security and Issuer.

    The class of equity securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer").

    The Issuer's principal executive office is located at 1500
North Big Run Road, Ashland, Kentucky 41102.


    Item 2.   Identity and Background.

         (a)  The person filing this statement is Larry Addington.
This statement describes relationships among Larry Addington, Robert Addington, and Bruce Addington (collectively, the "Addington Brothers") which may give rise to their status as a group. The existence of a group is not affirmed.

         (b)  The business address of the each of the Addington
Brothers is:

                               Addington Resources, Inc.
                               1500 North Big Run Road
                               Ashland, Kentucky 41102

         (c)(i) Larry Addington's Principal Occupation: Chief Executive Officer and Chairman of the Board of Directors of Issuer.

           (ii)  Bruce Addington's Principal Occupation:  Vice
                 President-Operations and Director of the Issuer.

            (iii) Robert Addington's Principal Occupation:  Vice President
                  Operations and Engineering, Director of Issuer.

         (d) During the last five years, none of the Addington Brothers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)  During the last five years, none of the Addington
Brothers have been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Each of the Addington Brothers is a United States citizen.


    Item 3.   Sources and Amount of Funds or Other Consideration.

    The Issuer was incorporated on September 29, 1986, to be a holding company for various corporate entities owned or controlled by Larry, Robert, and Bruce Addington, who are brothers. Before June 23, 1987, the Addington Brothers owned 100% of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc., and 95% of the issued and outstanding shares of Ironton Coal Company.

    On June 23, 1987, the Issuer, through a series of exchanges of stock, acquired all of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc. In addition, Addington, Inc., acquired the Addington Brothers' interest in Ironton Coal
Company.

    During January 1988, the Issuer registered its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

    On or about February 23, 1995, the Addington Brothers, as a group, may be deemed to have acquired beneficial ownership of the shares of Common Stock owned by each of them, individually, as a result of the agreement or understanding they reached to dispose of their shares of Common Stock as a part of the "Spin-off Proposal" described in Item 4. See the response to Item 5(c).

    Item 4.  Purpose of Transaction.

    The June 23, 1987, reorganization discussed in response to Item 3 was effected in preparation of an initial public offering of the Issuer's Common Stock. Before the reorganization, the Addington Brothers owned all or substantially all of the stock of the Issuer's predecessors. As a result of the reorganization and initial public offering, the Addington Brothers initially controlled 66.7% of the Issuer's common stock.

    Each of the Addington Brothers is an executive officer and director of the Issuer and in these capacities intends to influence the Issuer's activities.

    The Addington Brothers have a proposal to acquire the Issuer's non-environmental businesses, in exchange for the shares of the Issuer's Common Stock owned by the Addington Brothers, $5 million cash, and other consideration (the "Spin-off Proposal"). The Issuer's business units that would be transferred by the Issuer to the Addington Brothers under the Spin-off Proposal consist of the Issuer's coal and gold mining operations, its mining equipment manufacturing and licensing unit, citrus operations and smaller operations. The terms and conditions of the Spin-off Proposal, which was presented to the Issuer on March 1, 1995, are set out in a letter from the Addington Brothers to the Issuer, dated March 1, 1995, a copy of which is attached as Exhibit 1 to this statement and incorporated herein by reference. Any offer to undertake the Spin-off Proposal would be contingent upon, among other things, appropriate financing for the Addington Brothers. Attached as
Exhibit 2 is an outline of a proposal for financing, the proceeds of which could be used for, among other things, the capital funds necessary to effectuate the tax-free exchange of stock for assets of the Issuer and the working capital needs of certain of the Issuer's subsidiaries proposed to be acquired by the Addington Brothers in the Spin-off Proposal. There can be no assurances whether a transaction in accordance with the terms of the Spin-off Proposal will be consummated. Larry Addington currently owns 4,113,324 shares, Robert Addington currently owns 1,520,000 shares, and Bruce Addington currently owns 1,578,006 shares of Common Stock. Together, the Addington Brothers currently own 7,211,330 shares of Common Stock, representing 45.3% of those currently outstanding.

    The Issuer's Board of Directors appointed a special committee comprised of the Issuer's two outside directors to evaluate the Spin-off Proposal and to select and retain an investment banking firm and independent legal counsel to assist the committee in the evaluation of the Spin-off Proposal. The Addington Brothers may, as members of the Issuer's Board of Directors, add one or more additional outside directors to the Issuer's Board of Directors and the special committee, a matter currently under consideration.

    Except as stated above, neither Larry Addington nor, to the best of his knowledge, Robert Addington nor Bruce Addington, has any present plans or proposals which relate to or would result in:
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above. Larry Addington may formulate plans or proposals with respect to one or more of the foregoing in the future.


    Item 5.   Interest in Securities of the Issuer.

    (a), (b) The following table shows the beneficial ownership of shares of the Issuer's Common Stock by each of the Addington Brothers. Each of the Addington Brothers has sole voting and dispositive power over the shares beneficially owned by him. See the response to Item 6 concerning security interests granted in certain of the shares and the agreement/understanding reached with respect to the Spin-off Proposal.

 Name                    Number (and percentage) of shares of Common Stock
Larry Addington             4,113,324 shares (25.9%)
Robert Addington            1,520,000 shares  (9.6%)
Bruce Addington             1,578,006 shares  (9.9%)
         TOTAL              7,211,330 shares (45.3%)

    (c) On or about February 23, 1995, the Addington Brothers reached an agreement or understanding that they would dispose of the shares of the Issuer's Common Stock owned by them in connection with the Spin-off Proposal. To the extent that agreement or understanding resulted in the formation of a group that is a separate "person" for purposes of Section 13(d) of the Securities Exchange Act of 1934, that group was deemed to have acquired beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by each of the Addington Brothers (7,211,330 shares, or 45.3%, in the aggregate).

         Otherwise, none of the Addington Brothers have effected transactions in the Issuer's Common Stock during the past sixty days.

    (d) Pursuant to loans made to Larry Addington's affiliates not in connection with the acquisition of the Common Stock, Larry Addington has pledged a total of 200,000 shares of the Issuer's Common Stock. The Addington Brothers have not pledged 5% or more of the Issuer's Common Stock to any one bank.


    Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

    (i) On or about February 23, 1995, the Addington Brothers reached an agreement or understanding among themselves to dispose of all of the shares of the Issuer's Common Stock beneficially owned by them as a part of the Spin-off Proposal described in response to Item 4 of this statement if that proposal is consummated.

    (ii) Larry Addington pledged 67,000 shares of the Issuer's Common Stock, on March 3, 1995, to a bank to secure a loan from the bank to his brother, Robert Addington. Larry Addington has also pledged 33,000 shares to a bank to secure a loan from a bank to his brother, Robert Addington, on November 23, 1994. Larry Addington pledged an additional 100,000 shares of the Issuer's Common Stock to secure a loan entered into with a bank by his brother, Robert Addington, on May 19, 1994.

    (iii) Bruce Addington currently has 100,000 shares of the Issuer's Common Stock pledged pursuant to a security agreement entered into with a bank on February 17, 1995. Bruce Addington has 77,003 shares of the Issuer's Common Stock pledged pursuant to a security agreement entered into with the same bank on January 27, 1995. Bruce Addington has also pledged 200,000 shares of the Issuer's Common Stock to a bank to secure a loan by the bank to his brother Robert Addington entered into as of November 14, 1994. On September 23, 1994, Bruce Addington pledged 200,000 shares of the Issuer's Common Stock to a bank to secure a loan.

    (iv) Robert Addington currently has 600,000 shares of the Issuer's Common Stock pledged pursuant to a security agreement entered into with a bank on July 29, 1994. Robert Addington has 400,000 shares of the Issuer's Common Stock pledged pursuant to a security agreement entered into with a bank on August 19, 1993. Robert Addington has also pledged 200,000 shares of the Issuer's Common Stock to a bank pursuant to a security agreement entered into on March 3, 1995. Robert Addington has pledged 100,000 shares of the Issuer's Common Stock to a bank pursuant to security agreement entered into on May 27, 1994. Robert Addington has also pledged 100,000 shares of the Issuer's Common Stock to a bank pursuant to a security agreement entered into on November 17, 1993. Robert Addington pledged 100,000 shares of the Issuer's Common Stock to a broker on February 17, 1993. The shares are pledged to secure loans made to Robert Addington or his affiliates not in connection with the acquisition of the Common Stock.


    Item 7.  Material to be filed as Exhibits.

    Exhibit 1 -- Letter dated March 1, 1995 to the Issuer from
Larry Addington, Robert Addington and Bruce Addington.

    Exhibit 2 -- Letter dated February 23, 1995, addressed to Larry Addington from The CIT Group/Capital Equipment Financing, Inc.

    Exhibit 3 -- Third Party Pledge Agreement, dated March 3, 1995, by Larry Addington and related Agreement among Robert Addington, Larry Addington and Kentucky Bank & Trust Company of Greenup County

    Exhibit 4 -- Agreement, dated November 23, 1994, by Larry
Addington pledging shares to Kentucky Farmers Bank

    Exhibit 5 -- Security Agreement, dated February 17, 1995, between Bruce Addington and National City Bank

    Exhibit 6 -- Security Agreement, dated January 27, 1995, between Bruce Addington and National City Bank, Kentucky

    Exhibit 7 -- Pledge and Hypothecation Agreement, dated November 14, 1994, between Bruce Addington and Commercial Bank of Grayson

    Exhibit 8 -- Stock Pledge, dated September 23, 1994, between
Bruce Addington and Pikeville National Bank and Trust Company

    Exhibit 9 -- Promissory Note, dated July 29, 1994, of Robert
Addington and related letter agreement between Robert Addington and Harris Trust and Savings Bank

    Exhibit 10 -- Security Agreement, dated August 19, 1993, between Robert Addington and National City Bank

    Exhibit 11 -- Security Agreement, dated March 3, 1995, between Robert Addington and Kentucky Bank & Trust

    Exhibit 12 -- Security Agreement, dated May 27, 1994, and related Addendum, between Robert Addington and Kentucky Farmers
Bank

    Exhibit 13 -- Security Agreement and Third Party Pledge
Agreement, each dated November 17, 1993, between Robert Addington and First National Bank of Grayson

    Exhibit 14 -- Pledge Agreement, dated February 17, 1993, between Robert Addington and Merrill Lynch



                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Larry Addington
                                              Larry Addington

                                            Date:  March 29, 1995